Exhibit 12.1

DETERMINATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,
	2003	2002
Income before provision for income taxes	$4,415	$3,090
Fixed charges
Amortization of deferred financing costs	270	270
Interest expense	4,351	4,557

Earnings before fixed charges	9,036	7,917
Fixed charges
Amortization of deferred financing costs	270	270
Interest expense	4,351	4,557

Total fixed charges	$4,621	$4,827

Ratio of earnings to fixed charges	1.96x	1.64x

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